UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                            Tufco Technologies, Inc.
                            ------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   899040 10 9
                                   -----------
                                 (CUSIP Number)


                                January 28, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    |_| Rule 13d-1(b)
                                    |_| Rule 13d-1(c)
                                    |X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Overseas Equity
             Investors Partners ("OEIP")
------------ --------------------------------------------------------------------------------------- -----------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a)  /X/
             OEIP is a member of a group that includes Bradford Venture Partners, L.P. ("BVP") and      (b)  /  /
             its sole general partner, Bradford Associates ("BA") because the Chairman of the managing partner of OEIP is also a partner of BA and BA is a partner of OEIP.
             --------------------------------------------------------------------------------------- -----------------

3            SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Bermuda
--------------------- ------- ----------------------------------------------------------------------------------------

NUMBER OF SHARES      5       SOLE VOTING POWER
ENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH


                      ------- ----------------------------------------------------------------------------------------

                      6       SHARED VOTING POWER        2,619,7401
                      ------- ----------------------------------------------------------------------------------------

                      7       SOLE DISPOSITIVE POWER

                      ------- ----------------------------------------------------------------------------------------

                      8       SHARED DISPOSITIVE POWER
                                       2,619,7401
------------ ---------------------------------------------------------------------------------------------------------

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,619,7401
------------ ---------------------------------------------------------------------------------------------------------

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                      N/A
                                                                                                           /   /
------------ ---------------------------------------------------------------------------------------------------------

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      57.2%
------------ ---------------------------------------------------------------------------------------------------------

12           TYPE OF REPORTING PERSON
                      PN
------------ ---------------------------------------------------------------------------------------------------------


                                                           2


                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G
                             -----------------------

                       OVERSEAS EQUITY INVESTORS PARTNERS


          1. The amount shown for the OEIP includes 709,870 shares held of record by OEIP as well as 1,909,870 shares owned of record by Bradford Venture Partners, L.P. ("BVP") as to which the stockholder is deemed to share beneficial ownership due to the formation of a "group" comprised of the OEIP and BVP. However, beneficial ownership of BVP's shares is expressly disclaimed by OEIP for all other purposes.

This Amendment No. 2 to Schedule 13G amends and supplements the Schedule 13G which was originally filed with the Securities and Exchange Commission on February 14, 1995 by Overseas Equity Investors Partners with respect to beneficial ownership of shares of Common Stock of Tufco Technologies, Inc.

Item 1(a)   Name of Issuer:

            Tufco Technologies, Inc.  (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            4800 Simonton
            Dallas, Texas 75244

Item 2(a)   Name of Person Filing:

            Overseas Equity Investors Partners ("OEIP")

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            The address of OEIP's principal place of business is Clarendon House, Church Street, Hamilton 5-31, Bermuda.

Item 2(c)   Citizenship:

            Bermuda

Item 2(d)   Title of Class of Securities:

            Shares of Common Stock, par value $0.01 per share.

Item 2(e)   CUSIP Number:

            899040 10 9

Item 3.    Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b)

            If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable.

Item 4      Ownership

            (a) OEI originally held 709,870 shares of Non-Voting Common Stock of the Company. On August 19, 1999, such 709,870 shares of Non-Voting Common Stock were converted into 709,870 shares of voting Common Stock and the 709,870 shares of Non-Voting Common Stock were canceled. In addition, the amount shown for the stockholder includes 1,909,870 shares owned of record by Bradford Venture Partners, L.P. as to which the stockholder is deemed to share beneficial ownership due to the formation of a "group" comprised of the stockholder and BVP. However, beneficial ownership of BVP's shares is expressly disclaimed by OEIP for all other purposes.

            (b)  Percent of Class: 57.2%

            (c)  Number of shares as to which the Reporting Person has:

                (i)  sole power to vote or to direct the vote                  0
                                                                               -

                (ii) shared  power  to  vote or to  direct  the  vote  2,619,740
                                                                       ---------

                (iii) sole power to dispose or to direct the disposition of    0
                                                                               -

                (iv) shared  power to dispose or to direct  the
                     disposition  of                                   2,619,740
                                                                       ---------


Item 5      Ownership of Five Percent or Less of a Class

            Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person

            OEIP may appear to share beneficial ownership of its 2,619,740 shares with Robert J. Simon. Mr. Simon is the chairman of the managing partner of OEIP. However, beneficial ownership of OEIP's shares is disclaimed by Mr. Simon.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

            Inapplicable

Item 8      Identification and Classification of Members of the Group

            Inapplicable

Item 9      Notice of Dissolution of Group

            Inapplicable

Item 10     Certification

            In applicable.



                                  SIGNATURE[S]

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2004                OVERSEAS EQUITY INVESTORS PARTNERS
                                        By:     Overseas Equity Investors, Ltd.,
                                                its General Partner




                                        By:      /s/ Robert J. Simon
                                                 -------------------------------
                                                 Name:  Robert J.  Simon
                                                 Title: Chairman